SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of a letter dated August 10, 2018 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, August 10, 2018

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

RE.: Report of complaint in the case entitled "ASSOCIATION FOR THE DEFENSE OF USERS AND CONSUMERS V/ TELECOM ARGENTINA S.A. ACCORDING TO SUMMARY TRIAL" (Expte 1497/2016).

Dear Sirs,

I am writing to you in my capacity as Attorney in fact of Telecom Argentina S.A. ("Telecom Argentina" or "the Company"), in order to inform that my represented has been notified of the complaint indicated in the reference, initiated by the "Association for the Defense of Users and Consumers" ("ADUC"), proceeding before the Lower National Court in Civil and Commercial Federal No. 9, Secretariat No. 18, CABA.

The complaint filed by ADUC seeks, in summary, that: i) Telecom Argentina is ordered to cease charging its customers the fee called "internal maintenance service"; ii) the amounts received from the aforementioned fee will be reimbursed to each of the users; iii) a civil penalty is applied in the terms of art. 52 bis Law 24,240.

The aforementioned claim is for an undetermined amount.

The complaint was answered and with the assistance of its legal advisors, the Company will exercise the defense of its interests within the framework of this action. In the opinion of these legal advisors, the arguments presented in the complaint do not have the prospect of generating a significant adverse resolution for the Company.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	August 10, 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Realtions